EXHIBIT 99.1

Endeavour Silver Provides Terronera Progress Update

VANCOUVER, British Columbia, Jan. 08, 2025 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. ("Endeavour" or the "Company") (NYSE: EXK; TSX: EDR) provides an update on the progress at its Terronera project.

The Terronera project experienced delivery delays during December of critical path structural steel components required for the lower platform construction and tailing filter area installations. This has adversely impacted overall project productivity and expected commissioning timelines. In light of these delays, management reduced the site workforce over the holiday season from December 20, 2024 to January 6, 2025 as a cost saving measure. The lower platform construction and filter area installation is the critical path to wet commissioning, which is now expected in early Q2 2025.

Following Mexico’s lifting of the transport restrictions, critical steel deliveries and installation resumed this week. The earthworks team has the tailings dam ready for use, and the operational readiness team continues the dry commissioning of the upper platform. Above ground ore stockpiles, including crushed ore are nearing capacity, while the mine personnel will continue stope preparation on multiple levels and advancing mine development. Commissioning of the grinding circuit commenced with SAG and ball mills being successfully tested for multiple hours at full operating speed to check bearing temperatures, vibrations and lubrication systems under no-load conditions.

Management will provide a Q4 construction update similar to previous quarterly updates later this month, including a photo gallery and updated site overhead costs to be incurred over Q1 2025.

Don Gray, Chief Operating Officer commented, “Unfortunately, the revised timing of structural steel deliveries coincided with the holiday season transport restrictions, resulting in supply-chain delivery interruptions and limited availability of key support technicians. Once it was clear that site productivity would be impacted, we felt it prudent to maintain a smaller workforce and temporarily reduce manpower costs. This gave our construction team an opportunity to re-charge for the final effort in bringing Terronera to a successful completion.”

About Endeavour Silver: Endeavour is a mid-tier precious metals company committed to sustainable and responsible mining practices. With operations in Mexico and the development of the new cornerstone mine in Jalisco State, the Company aims to contribute positively to the mining industry and the communities in which it operates. In addition, Endeavour has a portfolio of exploration projects in Mexico, Chile, and the United States, which has helped it achieve its goal of becoming a premier senior silver producer.

Contact Information

Allison Pettit, Director of Investor Relations
Tel: (604) 640 4804
Email: apettit@edrsilver.com
Website: www.edrsilver.com

Cautionary Note Regarding Forward-Looking Statements

This news release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding the development of the Terronera project, the anticipated timing of wet commissioning at the Terronera project, the anticipated timing of the Company’s quarterly construction updates, the Terronera project's forecasted operations, costs and expenditures, and the timing and results of various related activities. The Company does not intend to and does not assume any obligation to update forward-looking statements or information other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties, and other factors that may cause Endeavor's actual results, level of activity, production levels, performance, or achievements, and its operations to be materially different from those expressed or implied by such statements. Such factors include but are not limited changes in production and costs guidance; the ongoing effects of inflation and supply chain issues on mine economics; national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada, Chile, the USA and Mexico; financial risks due to precious metals prices; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development; risks in obtaining necessary licenses and permits; satisfaction of conditions precedent to drawdown under the project loan debt facility; the ongoing effects of inflation and supply chain issues on the Terronera project economics; fluctuations in the prices of silver and gold, fluctuations in the currency markets (particularly the Mexican peso, Chilean peso, Canadian dollar and US dollar); and challenges to the Company's title to properties; as well as those factors described in the section "risk factors" contained in the Company's most recent form 40F/Annual Information Form filed with the SEC and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to the continued operation of the Company's mining operations, no material adverse change in the market price of commodities forecasted Terronera mine economics as of 2024, mining operations will operate, and the mining products will be completed under management's expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, other factors may cause results to be materially different from those anticipated, described, estimated, assessed, or intended. There can be no assurance that any forward-looking statements or information will be accurate, as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.